Exhibit 21
List of Subsidiaries
Bangor Gas Company LLC, a Maine limited liability company
Energy West Resources, Inc., a Montana corporation
Energy West Propane, Inc., a Montana corporation
Energy West Development, Inc., a Montana corporation
Frontier Natural Gas Company, LLC, a North Carolina limited liability company
Frontier Utilities of North Carolina, Inc., a North Carolina corporation
Penobscot Natural Gas Company, Inc., a Maine corporation